GREIF, INC.

425 Winter Road

Delaware, Ohio 43015

(740) 549-6000 (General Number)

(740) 549-6101 (Facsimile Number)

February 24, 2012

VIA EDGAR

United States

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Greif, Inc.

Form 10-K for Fiscal Year Ended October 31, 2011

Filed December 16, 2011

File No. 1-00566

Ladies and Gentlemen:

This letter is in response to the February 9, 2012 comment letter from the staff of the Securities and Exchange Commission (the “Commission”) to David B. Fischer, President and Chief Executive Officer of Greif, Inc. (the “Company”), with respect to the subject filing.

For convenience, each comment contained in the February 9 letter is repeated followed by the Company’s response. The Company believes that the following information responds fully and completely to each of the comments in the February 9 letter.

Form 10-K for the fiscal Year Ended October 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

1.

Please describe in this section any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations.[1] See Item 303(a)(3)(ii) of Regulation S-K. Please also refer to Section III.B.3 of SEC Release No. 34-48960, available on the SEC website at www.sec.gov/rules/interp/33-8350.htm. For instance, please discuss in this section the impact of the decline in industrial packaging demand, particularly in Western Europe, that you reference in your press release provided with your current report on Form 8-K furnished on December 13, 2011. We note also related statements made by your officers during your fourth quarter 2011 earnings conference call, and your reference in your risk factor disclosure at page 8 of your annual report on Form 10-K regarding the volatility of the current economic climate, especially in Western Europe.

[1]	The Company uses net sales and operating profit as the nomenclature for these accounting terms.

ANSWER:

As discussed in Section III.B.3 of SEC Release No. 34-48960, disclosure of a known trend or uncertainty is required in MD&A unless the company is able to conclude either (i) that it is not reasonably likely that such trend or uncertainty will occur or come to fruition, or (ii) that a material effect on the company’s results of operations is not reasonably likely to occur. The staff’s comment focuses on the uncertainty caused by the European economy to the Company’s net sales and operating profit.

In comparing the results of operations for fiscal years 2011 and 2010, the Company’s net sales increased on a consolidated basis, on a segment basis in both the Rigid Industrial Packaging & Services (“RIPS”) and Flexible Products & Services (“FPS”) segments, and on a geographic basis for the Europe, Middle East, and Africa (“EMEA”) region. These results included an increase in net sales in the EMEA region in the third and fourth quarters of fiscal year 2011, respectively, from the same 2010 periods. In addition, the Company’s operating profit increased on a consolidated basis and on a segment basis in both the RIPS and FPS segments in comparing fiscal years 2011 and 2010. Furthermore, with respect to fiscal year 2012, the Company is projecting that its consolidated net sales and operating profit will meet or exceed its 2011 consolidated net sales and operating profit.

Based upon the above information, at the time of filing its Form 10-K for the fiscal year ended October 31, 2011 (the “Form 10-K”), the Company concluded that the then-current economic environment in Europe was not reasonably likely to materially affect the Company’s 2012 consolidated net sales and operating profit to the extent that the Company would be unable to meet its 2011 consolidated net sales and operating profit. Therefore, the Company did not include disclosure of such uncertainty in the MD&A section of the Form 10-K, and the Company believes that amending the Form 10-K at this time is not necessary or appropriate.

Although fiscal year 2011 included record net sales, near-record operating profits, records in the North America and Asia Pacific regions of the RIPS segment and a strong performance in the FPS segment, the Company’s financial results failed to meet its published guidance or analysts’ expectations. This failure was primarily caused by lower results in Western Europe than projected by management at the outset of the fiscal year.

In the Company’s view, while the European economic environment in 2011 caused lower than anticipated results in Western Europe and, in turn, resulted in the Company failing to meet its guidance and analysts’ expectations for the 2011 fiscal year, it is not reasonably likely to materially affect the Company’s ability in 2012 to meet or exceed its 2011 consolidated results of operations. In summary, the Company’s December 2011 references to “lower demand for industrial packaging in Western Europe” related to the unmet expectations management set for itself and not to a material effect on the Company’s business operations.

However, the Company acknowledges that the economic environment in Europe is dynamic in nature, which is a reason the Company has included it as a risk factor. The Company anticipates filing its Form 10-Q for its first quarter of 2012 on or about March 2, 2012. If, at that time, the Company concludes that the economic environment in Europe is a trend or uncertainty that has had or is reasonably likely to have a material adverse impact effect on the Company’s consolidated results of operations, then the Company will include disclosure of such matters in the MD&A of such Form 10-Q consistent with SEC Release No. 34-48960.

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact the undersigned at (740) 549-6100.

Very truly yours,

GREIF, INC.

By /s/ Gary R. Martz

      Gary R. Martz

      Executive Vice President and General Counsel

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